UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at May 27, 2010

AMARC RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ronald W. Thiessen
President & CEO

Date: June 1, 2010

Print the name and title of the signing officer under his signature

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

AMARC LAUNCHES FIELD PROGRAMS AT NEWTON PROPERTY AND THROUGHOUT PLATEAU GOLD-COPPER BELT TO
EXPLORE FOR MAJOR GOLD-COPPER DEPOSITS

May 27, 2010 Vancouver, BC - Amarc Resources Ltd. ("Amarc" or "the Company") (TSX Venture: AHR; OTCBB: AXREF) announces that it has mobilized crews to the field for its 2010 exploration program in south-central British Columbia (BC), ahead of an anticipated June start date. Exploration activities, initially budgeted at $4 million, have commenced on both the compelling Newton bulk tonnage gold property and the underexplored, high-potential Plateau Gold-Copper Belt.

Amarc Executive Chairman, Bob Dickinson states; "Amarc has assembled an experienced 15-person technical team focused on expanding the Newton bulk tonnage discovery made in late 2009, and to explore the newly-staked, approximately 3,000 square kilometre Plateau Gold-Copper Belt. These areas host significant potential for porphyry gold-copper and epithermal gold type deposits. In addition to drilling at Newton, our crews will be advancing comprehensive exploration programs at a number of high-priority sites this summer, generating new drill targets and a steady stream of news for Amarc investors."

Late in 2009 Amarc discovered the Newton bulk tonnage-style gold system. The best intercept from Amarc's 14-hole diamond drill core program in 2009 was 189 metres at 1.56 g/t gold (see Amarc's December 8, 2009 and January 19, 2010 press releases). Amarc has the right to acquire an 80% interest in the Newton property from New High Ridge Resources Inc. by incurring $5 million in expenditures within seven years.

Permit applications submitted to the BC provincial government in December 2009 for a 25-hole diamond drill program and an Induced Polarization (IP) ground geophysical survey at Newton have been approved. Geological mapping and IP geophysical surveys have commenced on that property. These exploration activities will assist the technical team in delineating the gold system.

"Amarc has a comprehensive and well-planned program outlined at Newton for the 2010 field season, the goal of which is to define a substantial bulk tonnage gold resource," Dickinson said. "We are tremendously excited to be back on the ground exploring at Newton, as we believe this property may represent a new gold deposit type for BC. Once the initial surface exploration activities have been completed and data synthesized, we will commence drilling."

The most intensively developed mineralization at Newton is associated with disseminated sulphides that appear to be preferentially localized within pervasively altered volcaniclastic and epiclastic rock units. These host rocks are characterized by both a high primary permeability and an anticipated wide geographic distribution - features that are representative of a permissive environment for the development of a bulk tonnage-style mineralized system.

In addition, a number of high-quality, previously unrecognized deposit scale targets with the potential to host significant porphyry and epithermal styles of mineralization have been defined and prioritized within the adjacent 100% owned Plateau Gold-Copper Belt. On-the-ground assessment of these targets has commenced.

Targets were defined by combining the results of a 7,000-line kilometre ZTEM survey (Z-Axis Tipper Electromagnetic system) and a high-sensitivity magnetometer airborne geophysical survey over the Newton property, other regional anomalies and the Plateau Gold-Copper Belt (see Amarc's January 19, 2010 press release) with public domain data and in-house knowledge.

"Our experienced technical team has been deployed and is already hard at work, carrying out geological mapping, soil sampling and preparing grids for the IP geophysical surveys," Dickinson said. "Once surface target delineation is complete, it is our intention to drill-test select high priority targets this season." Initial permits for IP geophysical surveys to assist in field-based target delineation have been received, while others are in progress.

The Newton property and Plateau Gold-Copper Belt are located approximately 140 kilometres southwest of the City of Williams Lake in a region characterized by subdued topography. The district is well served by existing transportation and power infrastructure, which supports a number of operating mines and late-stage development projects.

The Prosperity copper-gold project, located 40 kilometres to the south of the Newton property, hosts Proven and Probable Reserves of 830 million tonnes grading 0.41 g/t gold and 0.23 % copper at a C$5.50 NSR/t cut-off (Taseko Mines Limited). Prosperity, a project with an estimated capital cost of C$800 million, received its environmental assessment certificate from the BC government on January 14, 2010 and is in the final phase of the federal panel environmental review process.

Amarc Resources Ltd. is a Vancouver-based exploration and development company affiliated with the Hunter Dickinson group, a private company associated with a series of successful mineral exploration and development projects in BC - including Golden Bear, Mt. Milligan, Kemess, Gibraltar and Prosperity.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the content of this release. For further details on Amarc Resources Ltd., please visit the Company's website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Ronald W. Thiessen
President & CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements  include market prices, exploitation and exploration successes, continuity of mineralization,  uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in government policies regarding mining and natural resource  exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

Legend
Amarc 80%, New High Ridge 20%
100% Amarc
Highway
Mainline Forestry Road
Railway
BC Hydro Transmission Line
Proposed Transmission Corridor
Itcha Ilgachuz Park
Prince George
PLATEAU Au-Cu BELT
Amarc 100%
Chezacut
Gibraltar
Taseko Mines 100%
97
Redstone
Alexis Creek
Williams Lake
150 Mile House
Chilcotin Hwy
20
Chilko River
Newton Road
Hanceville
Springhouse
Tatla Lake
Bella Coola
River
Road
Chilcotin
FRASER
Alkali Lake
NEWTON
Amarc 80%
High Ridge 20%
Nuntsi Prov Park
Prosperity
Big Creek
Tatlayoko
100 Mile House
Prosperity
Taseko Mines 100%
Taseko
Gang Ranch
Churn Creek
Protected Area
Vancouver
PLATEAU Au-Cu BELT
Amarc 100%
CHILKO LAKE
RIVER
N
Ts'yl-os Provincial Park
Big Creek Provincial Park
Upper Taseko Lake
Jesmond
70 Mile House
20 Kilometres

Amarc Resources Ltd.

Newton Property & Plateau Gold-Copper Belt – Tenure, Infrastructure and Location